

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Mr. Phillip Ware
Chief Executive Officer
Coastal Caribbean Oils & Minerals, Ltd.
P.O. Box 609
Apalachicola, FL 32329

   Re: **Coastal Caribbean Oils & Minerals, Ltd.**
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 8, 2006
      Response Letter Dated December 15, 2006
      File No. 1-04668

Dear Mr. Ware:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Period Ended December 31, 2005

1. Please note that when filing an amendment to your Form 10-K you must file the complete text of each item that is revised pursuant to Rule 12b-15 of the Exchange Act.

Controls and Procedures, page 5

2.   We have read your response to prior comment one in our letter dated December 7, 2006 in which you state in paragraph 9(a), "Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the Chief Executive who is also the Chief Financial officer of the Company concluded that the Company's disclosure controls and procedures were adequate."   Please comply with Item 307 of Regulation S-K which requires that your evaluation regarding the effectiveness of disclosure controls and procedures be completed as of the end of the period covered by your annual report. In addition, you must state whether your certifying officers concluded your disclosure controls and procedures were effective or ineffective rather than adequate.

Further, you state in paragraph 9(b), "The Company made no significant changes in its internal controls or in other factors during the Company's fourth quarter…" Please comply with Item 308(c) of Regulation S-K which requires that you disclose *any* change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. If there were no changes in your internal controls over financial reporting during the fourth fiscal quarter, then provide disclosure to that effect.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 38

Stock Options, page 39

3.   We note your proposed disclosure you intend to include in an amendment to your Form 10-K for the year ended December 31, 2005 to comply with our prior comment 2 in our letter dated December 7, 2006. Please provide to us an analysis that shows how you computed compensation cost under the fair value based method. Generally we would expect compensation cost computed under a fair value based method to differ from compensation cost computed under the intrinsic value method. Explain to us how you concluded there is no difference in these two amounts.

4.   We note you issued options to your legal counsel in 2005 and determined the options were noncompensatory. Please tell us whether you consider your legal counsel an employee, and how you concluded no expense should be recorded upon the issuance of these options. Note that you may only apply the guidance of APB 25 for transactions with employees. For transactions involving other than employees, you must apply the guidance outlined in paragraphs 8 through 10 of SFAS 123.

Exhibits

Exhibit 31.1

5.   We have reviewed your response to prior comment three in our letter dated December 7, 2006. As a non-accelerated filer, you may omit the introductory language of paragraph 4 as well as paragraph 4(b) of the Rule 13a-14 certification until your first fiscal year ending on or after July 15, 2007; however, you are required to provide the certifications of all other paragraphs and sub-paragraphs, including paragraphs 3 and 4(c), in Item 601(b)(31) of Regulation S-K. Please amend your certification accordingly.

Form 10-Q for the Quarter Ended September 30, 2006

General

Certain comments written on your annual report on Form 10-K also pertain to the comparable areas of your Form 10-Q.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551- 3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief